SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 22, 2014

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Novartis announces portfolio transformation, focusing company on leading businesses with innovation power and global scale: Pharmaceuticals, Eye Care and Generics

•                  Acquires GSK oncology products, strengthening Novartis’ leading Oncology business with novel therapies and becomes GSK’s preferred commercialization partner for its oncology pipeline

•                  Combines Novartis OTC with GSK’s consumer business in a joint venture, creating a world-leading consumer healthcare business and maintaining Novartis’ presence in in this sector

•                  Divests Vaccines business (excluding flu) to GSK, creating a global leader in vaccines

•                  In a separate transaction, divests Novartis Animal Health to Lilly

Transactions improve Novartis’ financial strength going forward

•                  Projected to have a positive impact on the future sales and profit growth rates of Novartis(1), and each element of the transactions is expected to be value creating

•                  Group core operating income margin is expected to increase significantly in year one after closing

Basel, April 22, 2014 — Novartis announced today that it has reached a definitive agreement with GlaxoSmithKline plc (GSK) to exchange certain assets, building global leadership in key segments and focusing the company’s portfolio. Under the agreement, Novartis would strengthen the company’s innovative pharmaceuticals business by acquiring GSK oncology products, and would divest Vaccines (excluding flu) to them. The two companies would also create a joint venture, combining their consumer divisions to create a world-leading consumer healthcare business. Separately, the company announced a definitive agreement with Eli Lilly and Company (Lilly) to divest the Animal Health Division, further focusing its portfolio on the leading businesses of innovative pharmaceuticals, eye care and generics.

“The transactions mark a transformational moment for Novartis. They focus the company on leading businesses with innovation power and global scale. They also improve our financial strength, and are expected to add to our growth rates and margins immediately,” said Joseph Jimenez, CEO of Novartis. “We have also created a world-leading consumer healthcare business in our joint venture with GSK. We believe the divestment of our smaller Vaccines and Animal Health Divisions will enable us to realize immediate value from these businesses for our shareholders, and those divisions will benefit from being part of large, global businesses that are also leaders in their segments. Patients will benefit from even higher levels of innovation that this focus may afford. Looking ahead, this positions Novartis well for future healthcare industry dynamics.”

(1) On a pro forma basis

Deal terms and financials

Acquisition of GSK oncology products

Novartis has agreed to acquire GSK oncology products for a USD 14.5 billion payment and up to USD 1.5 billion contingent on a development milestone. Under the terms of the transaction, Novartis would have opt-in rights to GSK’s current and future oncology R&D pipeline.

Divestment of Vaccines to GSK

Novartis has agreed to divest its Vaccines business to GSK, currently excluding its flu business, for USD 7.1 billion plus royalties. The USD 7.1 billion consists of USD 5.25 billion upfront and up to USD 1.8 billion in milestones. As a part of a value-maximization strategy in the context of the portfolio review, Novartis has initiated a separate sales process for its flu business.

Combination of Novartis OTC with GSK Consumer Healthcare in a joint venture

Novartis and GSK have agreed to create a world-leading consumer healthcare business through a joint venture between Novartis OTC and GSK Consumer Healthcare. Upon completion, Novartis will own a 36.5% share of the joint venture and will have four of eleven seats on the joint venture’s Board. Furthermore, Novartis will have customary minority rights and exit rights at a pre-defined, market-based pricing mechanism.

Divestment of Animal Health Division to Lilly

In a separate transaction, Novartis has agreed to divest its Animal Health Division to Lilly for approximately USD 5.4 billion. This transaction is the result of a competitive process, which upon completion would create a leading animal health business under Lilly’s ownership and would optimize the value of the asset in the interest of Novartis shareholders.

The overall financing for Novartis’ obligations in the transactions is planned to be provided through a combination of excess liquidity at the time of closing, short-term financing instruments and limited new bond issues if needed.

Novartis continues to be committed to a double-A credit rating.

The elements of the transaction with GSK are inter-conditional and subject to approval by GSK shareholders. All transactions are subject to closing conditions, including anti-trust approvals. The Novartis Board unanimously believes that the transactions with GSK and the transaction with Lilly are in the best interests of Novartis and the Novartis Shareholders as a whole. The transaction with Lilly is expected to close by the end of the first quarter of 2015 and the transaction with GSK is expected to close during the first half of 2015.

Substantial exceptional gains are expected for the divested businesses at the time when the respective transactions close. Further details on the discontinuing operations classification will be provided during the second quarter of 2014.

2013 actual net sales results of Novartis’ Vaccines (including flu) were approximately USD 1.4 billion(1). Net sales of OTC were USD 2.9 billion and Animal Health were USD 1.1 billion.

Building leading businesses with enhanced innovation for patients

Novartis’ acquisition of GSK oncology products is expected to further reinforce its leading Oncology business and improve the growth profile of the combined portfolio. Novartis has one of the industry’s largest and most robust oncology pipelines, with more than 25 new molecular entities targeting key oncogenic pathways and 24 pivotal trials underway exploring

(1)  Excludes blood transfusion diagnostics unit

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16 new products and indications. The addition of the GSK products is expected to expand Novartis’ position in targeted therapies and small molecules.

Based on the depth and breadth of Novartis’ R&D capabilities, it is anticipated that Novartis will be able to optimize these compounds. In particular, Novartis’ scale in oncology development and commercial capabilities would additionally create the potential to optimize the launch of these two recently approved products for metastatic melanoma, Tafinlar®, a B-RAF inhibitor, and Mekinist™, a MEK inhibitor, positioning Novartis as the leader in treating melanoma. Votrient®, a VEGFR inhibitor for renal cell carcinoma, is also expected to reach more patients in our hands. Votrient has shown significant efficacy as first-line treatment for renal cancer, and also has potential for the adjuvant setting. Additional products included in the transaction include Tykerb® for HER2+ metastatic breast cancer, Arzerra® in chronic lymphocytic leukemia, and Promacta® for thrombocytopenia. Novartis will have opt-in rights for GSK’s current and future oncology R&D pipeline, which could be a source of new compounds and new targets. Sales of the acquired GSK oncology products in 2013 were approximately USD 1.6 billion(1).

The joint venture of Novartis OTC and GSK Consumer Healthcare would establish a global consumer healthcare leader with approximately USD 10 billion in annual sales, and leading positions in four key OTC categories — Wellness, Oral Health, Nutrition and Skin Health. The joint venture would have several strong brands with almost half of the sales derived from brands larger than USD 300 million in annual revenue. The geographic footprint would span all regions, with scale and commercial presence in the developed world as well as in key emerging markets, such as Brazil, China, Mexico and Russia.

Novartis Vaccines would become part of a world leader in the vaccines segment, under GSK’s ownership. The combined business is expected to have a compelling position in pediatric and meningitis franchises. GSK’s position in the market is further likely to strengthen the commercial launch power behind Bexsero®. In addition, GSK has the capacity to fully fund the vaccines pipeline to potentially expand the R&D efforts of the rich vaccines pipeline portfolio.

Delivers compelling value for shareholders

The acquisition of GSK oncology products is projected to drive top-line growth and creates value by leveraging Novartis’ strong development and commercial capabilities, as well as providing access to additional innovative therapies.

The formation of a world-leading consumer healthcare business with GSK allows us a significant share of the value created in this attractive business segment due to scale, complementary product portfolio and geographic footprint. Novartis’ share of the joint venture would reflect the full value of Novartis’ OTC Division.

The terms of the divestment of the Vaccines business would maximize the value of its pipeline, including Bexsero.

The divestment of Animal Health would recognize the full value of the business.

The transactions are expected to improve Novartis’ sales and core operating income growth rates, while improving margins(2). Each of the transactions is projected to be value creating.

These transactions represent a transformation for Novartis. We have leading positions in our core businesses in high-growth segments of healthcare. This will enable us to continue to build the world’s most respected and successful healthcare company. Our strategic focus on

(1)  Exchange rate: 1 GBP = 1.68 USD

(2)  On a pro forma basis

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science-based innovation and our global scale position the company well to meet the changes in the healthcare industry for the coming decade and beyond.

Investor conference calls

We will hold TWO investor and analyst calls today at 10:15 CEST and 15:00 CEST. Dial in 5-10 minutes prior to the start time using the confirmation code and numbers below.

Call at 10:15 CEST — 09:15 BST — 04:15 EST:

Confirmation code	2766952
France	+33 (0) 1 70 48 01 66
Germany	+49 (0) 69 5007 1265
Switzerland	+41 (0) 22 417 7109
United Kingdom:	+44 (0) 20 3427 1908
United States of America	1 877 280 2296

Call at 15:00 CEST — 14:00 BST — 09:00 EST:

Confirmation code	8513265
France	+33 (0) 1 76 77 22 28
Germany	+49 (0) 69 2222 10630
Switzerland	+41 (0) 22 417 7109
United Kingdom	+44 (0) 20 3427 1907
United States of America	1 877 280 1254

Disclaimer

The foregoing release contains forward-looking statements that can be identified by words such as “going forward,” “projected,” “expected,” “would,” “will,” “can,” “looking ahead,” “future,” “strategy,” “planned,” “committed,” “inter-conditional,” “subject to,” “pipeline,” “underway,” “anticipated,” “potential,” “potentially,” “strategic,” or similar terms, or by express or implied discussions regarding the potential completion of the announced transactions with GSK and Eli Lilly or potential future milestone or royalty payments, regarding potential future transactions regarding the Novartis flu vaccines franchise, or regarding potential future sales or earnings of any of the businesses involved in the announced transactions, or of the Novartis Group, and regarding any potential strategic benefits, synergies or opportunities as a result of the announced transactions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the proposed transactions will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that any potential milestone or royalty payments will be made by any party. Nor can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the transactions. Neither can there be any guarantee that Novartis will enter into an agreement to divest its flu vaccines franchise in the future, or at any particular time. Nor can there be any guarantee that Novartis or any of the businesses involved in the transactions will achieve any particular future financial results in the future. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally, including an unexpected failure to obtain necessary government approvals for the transactions, or unexpected delays in obtaining such approvals; the potential that GSK’s shareholders may not approve the GSK transaction; the potential that the strategic benefits, synergies or opportunities expected from the transaction may not be realized or may take longer to realize than expected; the uncertainties inherent in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; the Company’s ability to obtain or maintain proprietary intellectual property protection; global trends toward health care cost containment, including ongoing pricing pressures; general economic and industry conditions, and other risks and

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factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Taflinar®, Mekinist™, Votrient®, Tykerb®, Arzerra® and Promacta® are registered trademarks of their respective owners.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2013, the Group achieved net sales of USD 57.9 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 136,000 full-time-equivalent associates and sell products in more than 150 countries around the world. For more information, please visit http://www.novartis.com.

Novartis is on Twitter. Sign up to follow @Novartis at http://twitter.com/novartis.

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Novartis Media Relations

Central media line : +41 61 324 2200

Eric Althoff

Novartis Global Media Relations

+41 61 324 7999 (direct)

+41 79 593 4202 (mobile)

eric.althoff@novartis.com

e-mail: media.relations@novartis.com

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Novartis Investor Relations

Central phone:	+41 61 324 7944
Samir Shah	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Stephen Rubino	+1 862 778 8301
Thomas Hungerbuehler	+41 61 324 8425	Susan Donofrio	+1 862 778 9257
Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	April 22, 2014	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting